SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 19º e 20º andares
São Paulo, Estado de São Paulo
CEP 04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, May 14, 2018

1Q18 Earnings Release

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its results for the first quarter of 2018 (1Q18) in Brazilian reais, and its consolidated financial statements, which are presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and with the accounting practices adopted in Brazil, which are fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. The comments presented herein refer to the Company's first quarter of 2018 (1Q18) and comparisons refer to the fourth quarter of 2017 (4Q17) and first quarter of 2017 (1Q17). The Brazilian real/US dollar exchange rate was R$3.3238 as at March 31, 2018 and R$3.3080 as at December 31, 2017.

1Q18 financial and operating highlights

•         Generation of adjusted EBITDA of R$1,242MM, an increase of 3% compared to the previous quarter, with EBITDA margin of 23%, due to better performance in the mining segment.

•         Steel sales volume in the domestic market in 1Q18 reached 782 thousand tons, an increase of 27% compared to the same period in 2017.

•         Increase in the production of flat rolled products from 12% to 2% compared to 1Q17 and 4Q17, respectively.

•         Mining adjusted EBITDA reached R$442MM, an increase of 26% compared to 4Q17, with highlight for the higher average price and adjusted EBITDA margin, an increase of 8.5 p.p. compared to the previous quarter.

•         Free cash flow, before the financing activities, significantly increased in 1Q18, totaling R$544MM, compared to R$73MM in 4Q17.

•         Net profit of R$1.486MM in 1Q18, due to the gain accrued from the adjustment of the fair value of the Usiminas’ shares, which began to be recorded in profit or loss, under IFRS9.

Highlights	1Q17	4Q17	1Q18	Variation
1Q18	x	1Q17	1Q18	x	4Q17
Steel sales (thousand tons)	1,194	1,253	1,277	7%	2%
- Domestic market	617	770	782	27%	2%
- Subsidiaries abroad	485	401	436	(10%)	9%
- Export trade	92	82	60	(35%)	(27%)

Iron ore sales (thousand tons)	7,244	9,561	7,474	3%	(22%)
- Domestic market	1,347	1,236	1,309	(3%)	6%
- Foreign market	5,897	8,325	6,165	5%	(26%)

Consolidated profit or loss (R$ million)
Net revenue	4,412	4,993	5,066	15%	1%
Gross profit	1,318	1,413	1,381	5%	(2%)
Adjusted EBITDA¹	1,333	1,203	1,242	(7%)	3%

Adjusted net debt²	25,477	26,268	26,508	4%	1%
Adjusted cash/cash equivalents²	5,146	4,328	3,070	(40%)	(29%)
Adjusted net debt/adjusted EBITDA	5.45x	5.66x	5.82x	0.37 x	0.16 x

¹ Adjusted EBITDA is calculated based on net profit/loss, plus depreciation and amortization, income tax, net finance income (costs), share of profit (loss) of investees and other operating income (expenses), and includes the proportionate share of EBITDA of the jointly-owned subsidiaries MRS Logística and CBSI. Adjusted EBITDA includes 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI beginning December/15.

² Adjusted net debt and adjusted cash account for, beginning December 15, 100% stake in Congonhas Minérios, 37.27% in MRS and 50% in CBSI, and exclude forfaiting and payor risk operations.

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

1Q18

CSN´s Consolidated Result

•         Net revenue in 1Q18 totaled R$5,066 million, 15% and 1% higher than those recorded in 1Q17 and 4Q17, respectively. The improvement in performance compared to 4Q17 was due to the increase in steel product prices, while in the mining segment net revenue remained stable.

•         In 1Q18, cost of sales totaled R$3,685 million, an increase of 2.9% compared to 4Q17, due to coal HCC FOB Aus US$/ton (+17.0%) price increases and iron ore Platts Iron Ore Fines 62% CFR North China (+13.3%).

•         In the first quarter of 2018, gross profit totaled R$1,381 million, a decrease of 2% compared to 4Q17, and decrease in gross margin by 1.0 p.p. against the same comparison basis, reaching 27.3%, due to the increase in steel costs, partially compensated by the recovery of the mining margin.

•         In 1Q18, general and administrative expenses totaled R$102 million, a decrease of 9% compared to the same period in 2017, from 2.5% (1Q17) to 2.0% (1Q18) of net revenue, reflecting the dilution of expenses against an increase in revenues. Selling expenses totaled R$455 million, or 9.0% of net revenue, a growth of 0.7 p.p. compared to 1Q17 (8.3% of net revenue) due to an increase in sales for the period.

•         In 1Q18, other net income (costs), totaled R$1,797 million arising mainly from the gain on the appreciation of Usiminas’ shares, which were recognized at fair value through results, under IFRS9/CPC48, effective in January 2018.

•         In 1Q18, net finance costs, totaled R$594 million. Finance costs (ex-variation) continue to decrease, by virtue of the decrease in Selic rate, generating a reduction of R$264MM compared to 1Q17. The losses on inflation adjustments and exchange rate changes, in the amount of R$138 million, were partially compensated by the hedge accounting positions.

Finance income (costs) (R$ million)	1Q17	4Q17	1Q18
Finance income (costs) - IFRS	(497)	(860)	(594)
Finance income	103	48	43
Finance costs	(601)	(908)	(637)
Finance costs (ex-variation)	(787)	(683)	(523)
Exchange rate changes	186	(225)	(113)
Inflation adjustments and exchange rate changes	308	(427)	(138)
Hedge accounting	(135)	202	24
Derivative gains	13	-	1

                           The finance income (costs) includes 100% stake in CSN Mining, 37.27% in MRS and 50% in CBSI, beginning December/15.

•         Share of profit of investees totaled R$25 million in 1Q18, compared to R$11 million in 4Q17, mainly due to the better results in MRS and Arverdi.

Share of profit of investees (R$ million)	1Q17	4Q17	1Q18	Variation
1Q18	x	4Q17	1Q18	x	1Q17
MRS Logística	39	25	33	32%	(15%)
CBSI	0	0	1	-	-
TLSA	(4)	(2)	(3)	50%	(25%)
Arvedi Metalfer BR	(1)	(5)	0	-	-
Eliminations	(13)	(8)	(6)	(25%)	(54%)
Share of profit of investees	20	11	25	127%	25%

•          In 1Q18, the Company recorded net profit of R$1,486 million, compared to net profit of R$378 million in 4Q17, arising from the adjustment to fair value of Usiminas’ shares, which were recorded in results, under IFRS9.

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

1Q18

Adjusted EBITDA (R$ million)	1Q17	4Q17	1Q18	Variation
1Q18	x	1Q17	1Q18	x	4Q17
Net profit (loss) for the period	118	378	1,486	1,159%	293%
(-) Depreciation	390	319	305	(22%)	(4%)
(+) Income tax and social contribution	137	(1)	559	308%	-
(+) Finance income (costs), net	497	860	594	20%	(31%)
EBITDA (ICVM 527)	1,142	1,556	2,944	158%	89%
(+) Other operating income (expenses)	99	(473)	(1,797)	-	280%
(+) Share of loss of investees	(21)	(11)	(25)	25%	127%
(-) Proportional EBITDA in jointly-owned subsidiaries	113	132	119	6%	(10%)
Adjusted EBITDA	1,333	1,204	1,242	(7%)	3%

¹The Company’s adjusted EBITDA excludes equity interest and other operating income (expenses) as these items should not be considered when calculating the cash flow generated from operating activities.

•         Adjusted EBITDA totaled R$1.242 million, compared to R$1.204 million in 4Q17, an increase of 3% due to the increase in the mining segment. Adjusted EBITDA margin reached 23.5%, an increase of 0.5 p.p. compared to the previous quarter.

Adjusted EBITDA margin is calculated based on Adjusted EBITDA divided by Adjusted net revenue, which includes 100% stake in CSN Mining, 37.27% in MRS and 50% in CBSI, beginning December/15.

Debt

As of March 31, 2018, adjusted net debt totaled R$26,508 million, while net debt/EBITDA ratio, calculated based on the adjusted EBITDA for the last twelve months, reached 5.82x. The increase resulted from the exchange gains for the period that impacted the US dollar-denominated debt and dividends to minority shareholders for the 2015-2016 period of the former subsidiary Nacional Minérios S.A. (merged into CSN Mineração S.A.), paid in 1Q18.

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

1Q18

Foreign exchange exposure

The net foreign exchange exposure of the consolidated balance sheet was US$2,539 million as of March 31, 2018, as shown in the table below. It should be noted that within the net foreign exchange exposure, a liability of US$1.0 billion is included in line item “Borrowings and financing” related to the perpetual bond, which, due to its nature, will not require disbursement for settlement of the principal amount in the foreseeable future.

The hedge accounting adopted by CSN correlates the projected export inflow in US dollars with part of the scheduled debt payments in the same currency. As a result, the exchange rate changes in the US dollar-denominated debt is temporarily recorded in equity and subsequently recorded in profit or loss when revenues in US dollars from exports occur.

Foreign exchange exposure	12/31/2017	03/31/2018
(US$ thousand)	IFRS
Cash	777	244
Accounts receivable	311	322
Other	3	4
Total assets	1,091	571
Borrowings and financing	(4,333)	(4,236)
Trade payables	(98)	(175)
Other payables	(4)	(5)
Total liabilities	(4,434)	(4,417)
	-	-
Natural foreign exchange exposure (assets - liabilities)	(3,343)	(3,846)
Derivatives, net	-	-
Cash flow hedge accounting	1,318	1,307
Foreign exchange exposure, net	(2,025)	(2,539)
Perpetual bond	1,000	1,000
Foreign exchange exposure, net (ex-bond)	(1,025)	(1,539)

Investments

Investments totaled R$223 million in 1Q18, a decrease of 35% compared to 4Q17, arising mainly due to the project seasonality. The increase in mining expenses refers to the waste filtering projects and production by magnetic concentrators.

Investments (R$ million)	1Q17	2Q17	3Q17	4Q17	2017	1Q18
Steel	92	102	119	168	481	65
Mining	60	106	115	97	378	116
Cement	24	20	34	40	118	23
Logistics	13	11	19	33	76	18
Other	0	0	6	6	12	2
Total investments - IFRS	190	239	293	344	1,065	223

Working capital

To calculate working capital, CSN adjusts its assets and liabilities as demonstrated below:

•         Accounts receivable: excludes dividends receivable, advances to employees and other receivables;

•         Inventories: includes estimated losses and excludes the spare parts, which are not part of the cash conversion cycle, and will be subsequently recorded in property, plant and equipment when consumed;

•         Advanced taxes: solely composed of income tax and social contribution included in line item “Recoverable taxes”;

•         Taxes payable: composed of line item "Taxes payable”, in current liabilities, plus taxes in installments;

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

1Q18

•         Advances from customers: recognized in line item “Other payables”, in current liabilities;

•         Trade payables: includes forfaiting and payor risk¹.

Accordingly, working capital invested in the Company’s business totaled R$2,383 million in 1Q18, reducing the financial cycle in 14 and 28 days, compared to 4Q17 and 1Q17, respectively, reflecting the effective working capital management, mainly in relation to the extension of maturity dates for payment of raw materials.

Working capital (R$ million)	1Q17	4Q17	1Q18	Variation
1Q18	x	4Q17	1Q18	x	1Q17
Assets	5,526	5,986	6,252	266	726
Trade receivables	1,849	2,197	2,146	(51)	297
Inventories	3,562	3,783	4,064	281	502
Prepaid taxes	115	6	42	36	(72)
Liabilities	2,495	3,067	3,869	801	1,374
Trade payables	1,934	2,461	3,253	792	1,319
Payroll and related taxes	252	252	233	(19)	(18)
Taxes payable	190	286	288	2	98
Advances from customers	119	69	95	26	(24)
Working capital	3,031	2,919	2,383	(535)	(647)

Average term (days)	1Q17	4Q17	1Q18	Variation
1Q18	x	4Q17	1Q18	x	1Q17
Receipt	33	34	33	(1)	-
Payment	56	62	79	17	23
Inventories	104	95	99	4	(5)
Financial cycle	81	67	53	(14)	(28)

                                                ¹The forfaiting and payor risk operations were settled in 2016.

Business segment reporting

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Beginning 2013, the Company no longer proportionally consolidated its jointly-owned subsidiaries Namisa, MRS and CBSI. For purposes of preparation and presentation of the information by business segment, Management maintained the proportional consolidation of the jointly-owned subsidiaries, as historically presented. For purposes of reconciliation of the consolidated profit or loss, the amounts recorded by these companies are not included in “Corporate expenses/elimination”. After the closing of 2015, after the combination of the mining assets (Casa de Pedra, Namisa and Tecar), the consolidated profit or loss includes this new company´s information as a whole.

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

1Q18

Net revenue by segment - 1Q18 (R$ million)

Steel
Mining
Logistics
Cement
Energy
67.5%
21.2%
7.3%
2.4%
1.7%
3,071
3,435
3,674
1,174
1,175
1,152
379
435
397
126
106
131
90
104
91
1Q17
4Q17
1Q18

Adjusted EBITDA by segment - 1Q18 (R$ million)

Steel
Mining
Logistics
Cement
Energy
52.8%
33.8%
10.8%
0.9%
1.7%
610
713
690
620
351
442
137
165
142
12
3
12
19
28
22
1Q17
4Q17
1Q18

Results - 1Q18	Steel	Mining	Logistics (Port)	Logistics (Railway)	Cement	Energy	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,674	1,152	66	331	131	91	(378)	5,066
Domestic market	2,291	219	66	331	131	91	(612)	2,515
Foreign market	1,384	933	-	-	-	-	234	2,551
CPV	(2,900)	(795)	(46)	(244)	(125)	(66)	493	(3,685)
Gross profit	774	356	20	87	5	24	115	1,381
SG&A	(234)	(21)	(10)	(23)	(20)	(7)	(249)	(564)
Depreciation	150	106	4	65	27	4	(51)	305
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	119	119
Adjusted EBITDA	690	442	14	128	12	22	(66)	1,242

Results - 4Q17	Steel	Mining	Logistics (Port)	Logistics (Railway)	Cement	Energy	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,435	1,175	71	365	106	104	(263)	4,993
Domestic market	2,147	175	71	365	106	104	(595)	2,372
Foreign market	1,287	1,001	-	-	-	-	333	2,621
CPV	(2,670)	(909)	(45)	(259)	(106)	(71)	480	(3,580)
Gross profit	765	266	26	106	(0)	33	217	1,413
SG&A	(204)	(37)	(8)	(27)	(22)	(7)	(356)	(660)
Depreciation	153	121	4	63	25	2	(49)	319
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	132	131,9
Adjusted EBITDA	713	351	22	142	3	28	(56)	1,204

Results - 1Q17	Steel	Mining	Logistics (Port)	Logistics (Railway)	Cement	Energy	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,071	1,174	55	323	126	90	(428)	4,412
Domestic market	1,789	190	55	323	126	90	(584)	1,990
Foreign market	1,283	984	-	-	-	-	156	2,422
CPV	(2,395)	(636)	(37)	(280)	(130)	(69)	454	(3,093)
Gross profit	677	538	18	43	(4)	21	25	1,318
SG&A	(235)	(40)	(7)	(24)	(19)	(7)	(156)	(488)
Depreciation	169	123	3	104	35	4	(48)	390
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	113	112,8
Adjusted EBITDA	610	620	14	123	12	19	(65)	1,333

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

1Q18

CSN’s Steel Results

According to the World Steel Association (WSA), the global crude steel production totaled 426.6 million tons (Mton) in 1Q18, an increase of 4.1% compared to 1Q17. Asia produced 294.1 Mton in 1Q18, an increase of 4.6% compared to the same period in 2017, while the European Union and North America increased by 0.9% and 1.9%, respectively, on the same comparison basis.

•           In 1Q18, CSN’s plate production totaled 1,050 thousand tons, an increase of 5% compared to 1Q17. In turn, the production of flat rolled products in 1Q18 increased by 2% and 12% compared to 4Q17 and 1Q17, respectively, totaling 1,023 thousand tons. According to the Brazilian Steel Institute (IABr), in the first quarter of 2018, the domestic sales totaled 4.4 million tons of steel, an increase of 11.4% compared to the first three months of prior year. The apparent consumption totaled 4.9 million tons, an increase of 8.3% compared to the same period of last year. Brazilian steel production totaled 8.6 million tons, an increase of 4.9%. The estimated domestic sales increased from 4.1% to 6.6% (18 million tons) in 2018.

Steel production	1Q17	4Q17	1Q18	Variation
(thousand tons)				1Q18	x	4Q17	1Q18	x	1Q17
Total plates (UPV + third parties)	999	1,099	1,050	(5%)			5%
Plate production	982	1,099	1,050	(4%)			7%
Third-party plates	18	0	0	(100%)			(100%)
Total flat rolled products	874	959	978	2%			12%
Total long rolled products	53	45	40	(11%)			(25%)

•           CSN’s total sales reached 1,277 thousand tons of steel products in 1Q18, an increase of 2% compared to 4Q17.

•          In 1Q18 the steel volume sold by CSN in the domestic market totaled 782 thousand tons, an increase of 2% compared to 4Q17 and 27% compared to 1Q17. The expansion of the automotive and OEM market significantly increased the cold rolled flat steel products (+33% - 1Q18x1Q17) and galvanized items (+54%- 1Q18x1Q17). Out of this total, 737 thousand tons refers to flat steel products 45 thousand tons to long steel products.

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

1Q18

•         In the foreign market, CSN’s sales in 1Q18 totaled 496 thousand tons, an increase of 2.5% compared to the immediately prior quarter. In this period, 60 thousand tons were directly exported and 436 thousand tons were sold by the foreign subsidiaries, out of which 118 thousand tons by LLC, 216 thousand tons by SWT and 102 thousand tons by Lusosider.

•         In 1Q18, CSN maintained its high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and metallic sheets accounted for 53% of flat steel sales, considering all markets in which the Company operates. In the foreign market, coated products accounted for 81% of flat steel sales in 1Q18.

According to ANFAVEA (National Association of Automobile Manufacturers), in the first quarter of 2018, the production of vehicles, light commercial vehicles, trucks and buses totaled 669,657 thousand units, an increase of 14.6%, compared to the same period of prior year. The exports maintained good performance, totaling 180,200 thousand vehicles sold, an increase of 3.3% compared to the same period of prior year. Anfavea estimates an increase of 13.2% in vehicles produced in, for 3.05 million units.

According to ABRAMAT (Brazilian Association of Building Material Industry), the accumulated building material sales decreased by 6.3% through March 2018, compared to 1Q17; however, the association estimates an increase between 1% and 2% in the industry revenues.

According to IBGE (Brazilian Institute of Geography and Statistics), the home appliance production increased in the first six-month period of 2018, an increase of 4.3% and 28.3%, in white and brown lines, respectively.

According to INDA (National Institute of Steel Distributors) in 1Q18, distribution purchases increased by 4.4%, while flat steel sales increased by 13.8% compared to 1Q17. Accumulated imports through March 2018 increased by 2.9% compared to the same period in 2017, a total volume of 302.7 thousand tons.

Sales by segment 1Q17/4Q17/1Q18

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

1Q18

•         Net revenue totaled R$3,674 million in 1Q18, an increase of 7% and 20% compared to 4Q17 and 1Q17, respectively, mainly due to an increase in sales in the domestic market and higher average steel prices, both in the domestic market (+6% compared to 4Q17) and foreign market (+5% compared to 4Q17).

•          Cost of sales in 1Q18 increased by 8.6% compared to 4Q17, totaling R$2,900 million, mainly due to the increase in raw material prices (coal, iron ore, coke and pellets) and non-scheduled maintenances and adverse climate condition.

•         Plate production cost in 1Q18 totaled R$1,474/t, an increase of 14% compared to 4Q17. The increase in the prices of the main raw materials, due to the abovementioned operational events, will be balanced in the next quarters.

•         Adjusted EBITDA totaled R$690 million in 1Q18, a decrease of 3.2% compared to R$713 million in 4Q17, due to CPV increase. The adjusted EBITDA margin in 1Q18 reached 18.8%, or a decrease of 2.0p.p. compared to the immediately prior quarter.

CSN’s Mining Results

In 1Q18, the expansion of the Chinese steel production aligned with the increase in the steel price in the foreign market positively impacted the iron ore prices. In this regard, iron ore price ratio in 1Q18 reached US$74.26/dmt (Platts, Fe62%, N. China), on average, a 13% increase compared to 4Q17; however, a decrease of 13% compared to 1Q17, with an average of US$85.64/dmt.

In relation to maritime freight, the BCI-C3 (Tubarão-Qingdao) route reached an average of US$15.60/wmt in 1Q18, a decrease of 16% compared to the prior quarter. In addition to the ore price, another positive factor in this quarter was the decrease in silica discounts, and the respective market discount has significantly decreased by 17% in 1Q18 compared to 4Q17.

•         In 1Q18, iron ore production totaled 6.2 million tons, a decrease of 4% compared to 4Q17, mainly due to the high rainfall index in the period and limitations on our tailing dam utilization. Iron ore purchases totaled 1,487 thousand tons in 1Q18, a decrease of 19% compared to 4Q17.

•         Iron ore sales totaled 7.5 million tons in 1Q18, an increase of 3% compared to 1Q17, out of which 1.3 million tons were sold to Presidente Vargas Plant.

Mining production and sales volume	1Q17	4Q17	1Q18	Variation
(thousand tons)	1Q18	x	4Q17	1Q18	x	1Q17
Iron ore production	7,858	6,378	6,129	(4%)	(22%)
Ore purchased from third parties	137	1,828	1,487	(19%)	988%
Total production + purchases	7,995	8,206	7,616	(7%)	(5%)
Sales to UPV	1,347	1,236	1,309	6%	(3%)
Volume sold to third parties	5,897	8,325	6,165	(26%)	5%
Total sales	7,244	9,561	7,474	(22%)	3%

                                  The production and sales volumes considered a 100% stake in CSN Mineração.

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

1Q18

•         In 1Q18, mining net revenue totaled R$1.152 million, a decrease of 2% compared to the immediately prior quarter due to the decrease in sales volumes (-22%), compensated by the increase in the market prices, as well as the respective realization by the company. The CIF+FOB unit revenue in 1Q18 totaled US$55.9/wmt, an increase of 12% compared to the prior quarter.

Realized iron ore price by CSN Mineração

(CIF+FOB* - US$/wmt delivered in China)

*Beginning 4Q16, the company started to report the realized iron ore price considering the sum of the CIF and FOB values, as shown above.

•         Mining sales cost totaled R$795 million in 1Q18, a decrease of 13% compared to 4Q17, due to the decrease in the sales volume in the period (-22%).

•         Adjusted EBITDA totaled R$442 million in 1Q18, an increase of 26% compared to 4Q17. Adjusted EBITDA margin reached 38% in 1Q18, or an increase of 8,5p.p. compared to 4Q17, mainly due to the increase in realized prices, lower freight/ton ratio and decrease in the silica discounts in the period.

CSN’s Logistics Results

Railway logistics: In 1Q18, net revenue totaled R$331 million, generating adjusted EBITDA of R$128 million and adjusted EBITDA margin of 38.7%.

Port logistics: In 1Q18, Sepetiba Tecon shipped 219 thousand tons of steel products, in addition to 31 thousand tons of general cargo and approximately 65 thousand containers. In 1Q18, net revenue totaled R$66 million, generating adjusted EBITDA of R$14 million and adjusted EBITDA margin of 21%.

Sepetiba TECON highlights	1Q17	4Q17	1Q18	Variation
				1Q18	x	4Q17	1Q18	x	1Q17
Container volume (thousand units)	30	69	65	(6%)			117%
Steel volume (thousand ton)	275	253	219	(13%)			(20%)
General cargo volume (thousand ton)	5	3	31	933%			520%

CSN’s Cement Results

In the first quarter of 2018, cement sales in the domestic market totaled 12.6 million tons, according to the preliminary industry data, disclosed by the SNIC (National Cement Industry Union), a decrease of 3.0% compared to the first quarter of 2017.

According to the SNIC data, sales volume in the first quarter was slightly below the estimated volume, due to the strong rainfall index in February and March, which impacted the sales performance. For 2018, SNIC estimates an increase between 1% and 2% in cement sales compared to the sales in 2017.

In 1Q18, cement sales totaled 806 thousand tons, an increase of 22% compared to 4Q17, representing net revenue of R$131 million. Adjusted EBITDA reached R$12 million (+346%), with adjusted EBITDA margin of 9.3%, or an increase of 6.7p.p. compared to the prior quarter, due to the increased prices and volumes.

Cement highlights	1Q17	4Q17	1Q18	Variation
(thousand tons)				1Q18	x	4Q17	1Q18	x	1Q17
Total production	817	726	775	7%			(5%)
Total sales	821	661	806	22%			(2%)

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

1Q18

CSN’s Energy Results

According to the EPE (Energy Research Company), domestic electric energy consumption increased by 0.4% in 1Q18 compared to the same period of prior year. The electric energy consumption in the industrial sector increased by 0.8% in March 2018 compared to the past year. The residential and commercial sectors reduced the electric energy consumption by -2.6% and -2.0%, respectively, compared to March 2017.

In 1Q18, net energy revenue totaled R$91 million, with adjusted EBITDA of R$22 million and adjusted EBITDA margin of 24%.

Capital market

In the first quarter of 2018, the CSN’s shares appreciated by 5.0%, while the Ibovespa index appreciated by 11.7%. The daily traded volume (CSNA3) on B3, in turn, totaled R$103.4 million. On the New York Stock Exchange (NYSE), the Company’s American Depositary Receipts (ADRs) appreciated by 4.4%, while Dow Jones decreased by 2.9%. The daily traded volume (SID) of the Company’s ADRs on NYSE totaled US$11.0 million.

1Q18
Number of shares (in thousands)	1,387,524
Market value
Closing price (R$/share)	8.80
Closing price (US$/ADR)	2.63
Market value (R$ million)	12,210
Market value (US$ million)	3,673
Total return including dividends and interest on capital
CSNA3	5.0%
SID	4.4%
Ibovespa	11.7%
Dow Jones	(2.9%)
Volume
Daily average (thousand shares)	10,466
Daily average (R$ thousand)	103,407
Daily average (thousand ADRs)	3,636
Daily average (US$ thousand)	11,031
Source: Bloomberg

Webcast - 1Q18 Earnings Presentation                                                  Investor Relation Team

Conference Call in Portuguese with Simultaneous Translation into English

 Executive Officer – Marcelo Cunha Ribeiro

 Leo Shinohara (leonardo.shinohara@csn.com.br)

 José Henrique Triques (jose.triques@csn.com.br)

 Carla Fernandes (carla.fernandes@csn.com.br)

 Bruno Souza (bruno.souza@csn.com.br)

May 15, 2018
11:00 a.m. (Brasília time)
10:00 a.m. (Nova York time)
Phone: +55 (11) 3127-4971 | +55 (11) 3728-5971
Code: CSN
Replay phone: +55 (11) 3127-4999
Replay code: 86131824
Webcast: clique aqui

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These perspectives include future results that may be influenced by historical results and the statements under ´Outlook'. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the USA, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

1Q18

CONSOLIDATED SALES VOLUME (thousand tons)

1Q17	4Q17	1Q18	Variation
1Q18	x	4Q17	1Q18	x	1Q17
Flat steel	566	720	737	17	171
Plate	-	1	-	(1)	-
Hot rolled	215	275	271	(4)	56
Cold rolled	118	129	157	28	39
Galvanized	157	236	242	6	85
Tin plates	77	78	67	(11)	(10)
UPV Long Steel	51	50	45	(5)	(6)
DOMESTIC MARKET	617	770	782	12	165

1Q17	4Q17	1Q18	1Q18	x	4Q17	1Q18	x	1Q17
Flat steel	349	285	280	(5)	(69)
Hot rolled	20	24	35	11	15
Cold rolled	24	8	17	9	(7)
Galvanized	258	202	191	(11)	(67)
Tin Plates	48	52	37	(15)	(11)
Long Steel (profiles)	228	198	216	18	(12)
FOREIGN MARKET	577	484	496	12	(81)

1Q17	4Q17	1Q18	1Q18	x	4Q17	1Q18	x	1Q17
Flat steel	915	1.005	1.017	12	102
Plate	-	1	-	(1)	-
Hot rolled	235	298	306	8	71
Cold rolled	141	137	174	37	33
Galvanized	415	438	433	(5)	18
Tin Plates	124	130	104	(26)	(20)
UPV Long Steel	51	50	45	(5)	(6)
Long Steel (profiles)	228	198	216	18	(12)
TOTAL MARKET	1,194	1,253	1,277	24	83

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

1Q18

INCOME STATEMENT
CONSOLIDATED – Corporate Law (thousands of Brazilian reais)
	1Q17	4Q17	1Q18
Net sales revenue	4,411,596	4,992,725	5,065,950
Domestic market	1,989,552	2,371,785	2,515,270
Foreign market	2,422,044	2,620,940	2,550,680
Cost of sales (CPV)	(3,093,474)	(3,579,838)	(3,684,743)
CPV, net of depreciation and depletion	(2,711,868)	(3,269,087)	(3,386,399)
Depreciation/depletion allocated to cost	(381,606)	(310,751)	(298,344)
Gross profit	1,318,122	1,412,887	1,381,207
Gross margin (%)	30%	28%	27%
Selling expenses	(367,575)	(549,273)	(454,860)
General and administrative expenses	(112,398)	(102,944)	(102,385)
Depreciation and amortization	(8,278)	(8,069)	(6,831)
Other income (expenses), net	(99,189)	473,380	1,796,928
Share of profit of investees	21,105	10,611	24,851
Operating income before finance income (costs)	751,787	1,236,592	2,638,910
Finance income (costs), net	(497,224)	(859,987)	(593,704)
Income before income tax and social contribution	254,563	376,605	2,045,206
Income tax and social contribution	(136,948)	781	(558,711)
Income from continued operations	117,615	377,386	1,486,495
Profit for the period	117,615	377,386	1,486,495

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

1Q18

BALANCE SHEET
Corporate Law (thousands of Brazilian reais)
	Consolidated
	12/31/2017	03/31/2018
Current assets	11,881,496	11,110,356
Cash and cash equivalents	3,411,572	2,234,154
Short-term investments	735,712	729,027
Trade receivables	2,276,215	2,230,749
Inventories	4,464,419	4,902,125
Other current assets	993,578	1,014,301
Non-current assets	33,328,474	33,731,354
Long-term receivables	2,591,594	2,672,981
Investments	5,499,995	5,865,593
Property, plant and equipment	17,964,839	17,923,452
Intangible assets	7,272,046	7,269,328
TOTAL ASSETS	45,209,970	44,841,710
Current liabilities	10,670,050	9,492,525
Payroll and related taxes	252,418	233,216
Trade payables	2,460,774	3,077,448
Taxes payable	264,097	269,302
Borrowings and financing	6,526,902	5,178,612
Other payables	1,059,901	646,345
Provision for risks	105,958	87,602
Non-current liabilities	26,251,691	27,125,565
Borrowings, financing and debentures	22,983,942	23,335,287
Deferred taxes	1,173,559	1,674,988
Other payables	129,323	133,817
Provision for risks	719,133	739,009
Other provisions	1,245,734	1,242,464
Equity	8,288,229	8,223,620
Capital	4,540,000	4,540,000
Capital reserve	30	30
Accumulated losses	(1,291,689)	180,174
Other comprehensive income	3,779,032	2,247,566
Non-controlling interest	1,260,856	1,255,850
TOTAL LIABILITIES AND EQUITY	45,209,970	44,841,710

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

1Q18

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law (In Thousand of R$)
	4Q17	1Q18
Net cash generated by operating activities	477,680	459,217
(Net Losses) / Net income attributable to controlling shareholders	357,570	1,471,863
Loss for the period attributable to non-controlling interests	19,816	14,632
Charges on borrowings and financing raised	447,473	462,685
Charges on borrowings and financing granted	(3,962)	(11,175)
Depreciation, depletion and amortization	330,259	315,872
Share of profits (losses) of investees	(10,611)	(24,851)
Deferred income tax and social contribution	(82,043)	438,797
Provision for risks	5,674	1,046
Foreign exchange and monetary variations, net	490,044	51,488
Write off fixed assets and intangible	6,527	1,780
Accrued actuarial liability	(36,953)
Adjusted shares - VJR		(1,936,389)
Environmental liabilities and Deactvation Provisions	34,643	(3,270)
Monetary correction from Eletrobrás compulsory loan	(755,151)
Other provisions	114,989	39,857
Working Capital	76,253	254,746
Accounts Receivable	(81,296)	112,946
Trade Receivables – Related Parties	3,308	(24,304)
Inventory	(178,848)	(420,862)
Interest receive - Related Parties	77,781	(10,408)
Taxes to be offset	9,718	(1,156)
Judicial Deposits	26,087	(12,443)
Suppliers	186,520	606,335
Payroll and related taxes	(45,259)	(19,827)
Taxes (Refis)	(7,419)	1,673
Due to related parties	56,437	4,605
Other	29,224	18,187
Others Payments and Receipts	(516,848)	(617,864)
Interest paid	(508,170)	(617,864)
Interest received	(8,678)
Cash Flow from Investment Activities	(363,382)	(213,570)
Purchase of property, plant and equipment	(343,612)	(223,270)
Purchase of intangible assets	(293)
Derivative transactions	79
Related parties loans	(33,884)	(36,362)
Loans / Receive loans - related parties	(7,297)
Short-term investment, net of redeemed amount	21,625	6,685
Cash from the sale of Usiminas’ shares		39,377
Cash Flow from Financing Companies	(94,279)	(1,423,065)
Borrowings and financing raised, net of transaction costs	363,506	1,320,776
Borrowing amortizations - principal	(457,547)	(2,190,683)
Borrowing costs	(238)	(51,156)
Dividends to minority shareholders		(502,002)
Foreign Exchange Variation on Cash and Cash Equivalents	10,121
Free Cash Flow	30,140	(1,177,418)

For further information, please access: www.csn.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 14, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer
COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.